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VIA EDGAR CORRESPONDENCE

February 5, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	Triton International Limited

Registration Statement on Form S-4

Filed December 24, 2015

File No. 333-208757

Dear Ms. Long:

This letter responds to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 21, 2016 with respect to Triton International Limited’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2015 (the “Form S-4”), and is submitted on behalf of the registrant. Triton International Limited (“Holdco”) has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”) together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 2

In addition to submitting this letter via EDGAR correspondence, we are also delivering to the Staff by courier five courtesy copies of a version of Amendment No. 1 marked to show the revisions Holdco has made to the Form S-4, including revisions made in response to the Staff’s comments, and certain other information noted below.

Registration Statement on Form S-4

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by BofA Merrill Lynch that were shared with the TAL board and its representatives.

Response:

In response to the Staff’s comment, the presentation materials prepared by BofA Merrill Lynch and shared with TAL’s Board of Directors in connection with the delivery of BofA Merrill Lynch’s opinion, dated November 9, 2015, to TAL’s Board of Directors summarized under the caption “The Mergers  — Opinion of TAL’s Financial Advisor” are being provided to the Staff under separate cover by counsel to BofA Merrill Lynch, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83.

Opinion of TAL’s Financial Advisor, page 15

2.	Please disclose here that TAL will pay BofA Merrill Lynch $12.5 million, including $10.5 million payable contingent upon consummation of the transaction. Additionally, please disclose here that TAL has sole discretion to increase this amount by $2.5 million.

Response:

In response to the Staff’s comment, the disclosure on page 15 of Amendment No. 1 has been expanded.

Interests of TAL Officers and Directors in the Mergers, page 15

3.	Please quantify here the aggregate value of the benefits that the TAL directors and executive officers will receive as a result of their interests in the transaction.

Response:

In response to the Staff’s comment, the disclosure on page 15 of Amendment No. 1 has been expanded.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 3

Selected Unaudited Pro Forma Combined Financial Statements, page 29

4.	Please expand footnote (1) to better clarify how the cash dividends paid per share were calculated.

Response:

As requested by the Staff, footnote (1) on each of pages 30 and 31 of Amendment No. 1 has been expanded.

Comparative Per Share Data of TAL and Pro Forma Combined Company, page 31

5.	Please disclose the historical per share data of Triton as required by Item 3(f) of Part I.A. of Form S-4, or tell us why you do not believe it is required.

Response:

In response to the Staff’s comment, the historical per share data of Triton has been included on page 31 of Amendment No. 1.

Risk Factors, page 34
TAL and Triton will incur significant transaction and merger related transition costs..., page 37

6.	Please disclose the estimated “significant, non-recurring costs in connection with consummating the mergers and integrating the operations.” Additionally, please disclose the estimated “significant fees and expenses relating to legal, accounting and other transaction fees and other costs associated with the mergers.”

Response:

In response to the Staff’s comment, the disclosure on pages 37 and 38 of Amendment No. 1 has been revised.

Holdco’s customer base will be highly concentrated..., page 42

7.	Please disclose the customer that represented 13% of Holdco’s leasing revenues for 2014, as well as any other customer that represented at least 10% of leasing revenues.

Response:

In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 has been revised to disclose the two customers that would have represented at least 10% of Holdco’s combined leasing revenues for 2015 on a pro forma basis. Other than the two customers disclosed on page 42 of Amendment No. 1, no other

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 4

individual customer would have represented 10% or more of Holdco’s combined leasing revenues for 2015 on a pro forma basis.

Unaudited Pro Forma Combined Financial Information, page 63
Notes to Unaudited Pro Forma Combined Financial Information, page 67

8.	We note that under the terms of the agreement, TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share prior to closing (inclusive of the $ 0.45 per share payable on December 23, 2015). Please disclose the total potential dividend payment.

Response:

In response to the Staff’s comment, the disclosure on page 68 of Amendment No. 1 has been expanded to disclose the total dividend payment.

9.	With reference to your disclosure on pages 10 and 11, please expand your pro forma financial information to address the accounting implications related to the treatment of TAL and Triton stock-based awards in connection with the TAL merger.

Response:

In response to the Staff’s comment, the disclosure in Notes 3 and 6(d) to the Unaudited Combined Pro Forma Financial Statements on pages 70 and 74 of Amendment No. 1 related to the treatment of TAL and Triton share-based awards in connection with the mergers has been expanded.

Note 1- Basis of Presentation, page 67

10.	You indicate that this transaction is effectively a reverse merger whereby Triton will gain access to the U.S. equity capital markets via a merger with an existing SEC public reporting entity. Triton has been treated as the acquirer in the merger for accounting purposes. With reference to the specific terms of this transaction, please address the following comments regarding this accounting:

•	Please clarify how you concluded that this transaction was effectively a reverse merger. Specifically address the fact that TAL did not issue its shares in this transaction; and
•	Demonstrate the appropriateness of identifying Triton as the accounting acquirer. In this regard, you should address all the factors set forth in ASC 805-10-55-12 through 15. Ensure your response specifically addresses the following pertinent facts:

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 5

a)	On page 123, you indicate that the Sponsor Shareholders Agreement calls for certain limitations on the manner in which Sponsor Shareholders may vote their Holdco common shares in the election and removal of certain directors. As a result of these limitations, the TAL stockholders would be viewed as receiving more than 50% of the voting power of the Holdco common stock for the purposes of certain Treasury Regulations;
b)	On page 116, you indicate that as of the date of this proxy statement/prospectus, the current Holdco directors are represented by four current TAL directors and four current Triton directors. One additional independent director will be identified by the TAL Nominating and Corporate Governance Committee; and
c)	On page 87, you indicate that during May 20, 2015 and three days following, there were discussions regarding the relative valuation of TAL and Triton. As of that date, the discussion of the terms of the merger indicated that although the TAL shareholders would own 45% of the combined company, since Triton agreed that TAL would have the right to continue to pay dividends to shareholders (without Triton having a corresponding right) through the remainder of 2015, TAL viewed this right as an equivalent to an approximately 47-48% economic share in the combined company for combined company. Address the economics of the merger in light of the fact that TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share prior to closing.

Response:

In response to the Staff's comment, the reference to the transaction effectively being a reverse merger on page 68 of Amendment No. 1 has been deleted as it has no impact on the determination of the accounting acquirer in the transaction.

With respect to the determination of the accounting acquirer in the transaction, Holdco respectfully advises the Staff that, in making the determination of the accounting acquirer, after evaluation of all of the relevant factors, all else being equal (that is, where in this transaction all other relevant factors are neutral and do not favor either party as the accounting acquirer), it was concluded that former Triton shareholders’ majority voting power in the combined entity, the presence of a large minority voting interest concentrated within the former Triton shareholders and the relative size of Triton in relation to TAL indicated that Triton should be the accounting acquirer.

In response to the Staff's comment, the Staff is supplementally advised as follows:

ASC 805-10-55-12 provides factors to consider in identifying the acquirer in a business combination effected by exchanging equity interests, including:

•	the relative voting rights in the combined entity after the business combination;

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 6

•	the existence of a large minority interest in the combined entity;

•	the composition of the governing body after the business combination;

•	the composition of senior management after the business combination; and

•	the terms of the exchange of the equity interests in the combined entity.

ASC 805 provides no hierarchical guidance on determining the acquirer in a business combination effected through an exchange of equity interests. All pertinent facts and circumstances should be considered, particularly those in ASC 805-10-55-12(a) through 55-12(e). Additional facts and circumstances that may be pertinent are which of the combining entities initiated the business combination as well as the relative size of the combining entities.

Relative voting rights in the combined entity

The acquirer usually is the entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

Triton shareholders as a group will receive approximately 55% of the ownership of the combined entity, and thereby approximately 55% of the voting rights, giving them the majority of the voting rights of the combined entity, while TAL stockholders as a group will have a minority of the ownership and voting rights in the combined entity. Disregarding the voting restrictions set forth in the Sponsor Shareholders Agreements (which are discussed further below), the significant differential between the voting interest of the Triton shareholders and the TAL stockholders in the combined entity would favor Triton as the accounting acquirer.

As noted by the Staff, there are certain provisions in the Sponsor Shareholders Agreements that provide certain voting restrictions on the Sponsor Shareholders. As a result of these restrictions, the TAL stockholders could be viewed as receiving, as a group, more than 50% of the voting power of the combined entity. As discussed below, due to the limited circumstances in which these voting restrictions are expected to be applicable, Holdco believes that, despite these restrictions, the majority voting interest of the former Triton shareholders in the combined entity would nevertheless favor Triton as the accounting acquirer.

Only in certain situations do the provisions of the Sponsor Shareholders Agreements require the Sponsor Shareholders to vote a portion or all of their respective Holdco shares in the same proportion as the votes cast by the Holdco shareholders other than the Sponsor Shareholders – the following are those situations:

(i)	any election or removal of directors (other than with respect to any contested election, any election or removal of the directors appointed by the Sponsor

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 7

Shareholders or any replacement of such Sponsor Shareholder appointed directors); and

(ii)	any vote or consent on any shareholder proposal or extraordinary transaction that is not approved by a majority of the Holdco Board and, in the case of an extraordinary transaction, provides equal treatment of all Holdco shares.

It is expected that many significant matters that would be submitted to shareholders of the combined entity for approval would be first approved by the Holdco Board, in which case the Sponsor Shareholders would not be subject to these voting restrictions. Significant matters expected to be approved by the Holdco Board prior to being put to a shareholder vote include negotiated extraordinary transactions, the ratification of the appointment of Holdco’s auditor, executive compensation-related matters and amendments to Holdco’s organizational documents proposed by the Holdco Board. Therefore, it is expected that the Sponsor Shareholders would be able to vote their shares freely with respect to these and other significant matters.

In addition, despite the voting restrictions applicable to elections and removals of directors, the Sponsor Shareholders will have significant influence in the selection of the directors nominated to serve on the Holdco Board due to their right to nominate a total of three directors to the nine member Holdco Board and their right to have at least one of their director designees appointed to Holdco’s Nominating and Corporate Governance Committee.

Given the limited circumstances in which the Sponsor Shareholder voting restrictions are expected to be applicable, Holdco concluded that former Triton shareholders will have greater voting power in the combined entity (55% as a group) relative to former TAL stockholders (45% as a group) for many of the significant matters expected to be presented to Holdco’s shareholders for a vote. Thus, Holdco considers this element to support Triton as the accounting acquirer.

Existence of a large minority voting interest

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The Sponsor Shareholders will hold an aggregate interest in the combined entity of approximately 42% and therefore are considered to have a substantial economic interest in the combined entity and are expected to be highly influential with respect to Holdco Board and shareholder matters.

Another significant minority of the total shares of the combined entity will be held by the Pritzker Shareholders. While the various Pritzker Shareholders have not agreed to vote their Holdco shares as a single block, their interests, in the aggregate, in the combined entity will be approximately 10% and each individual Pritzker Shareholder

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 8

has entered into a lock-up agreement restricting its ability to transfer its Holdco shares during the first six months following the closing of the transaction.

Due to the existence of a large minority voting interest comprised of the Sponsor Shareholders and the Pritzker Shareholders, Holdco considered this element to support Triton as the accounting acquirer.

Composition of the governing body of the combined entity

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The Holdco Board will be comprised of nine members, a majority of which must be “independent” under NYSE rules, with four directors having been designated by Triton, four directors having been designated by TAL and one independent director not previously affiliated with either TAL or Triton to be designated prior to closing. The ninth director will be “an individual who will qualify as an Independent Director to be selected prior to the Closing by the TAL Nominating and Governance Committee”. The person selected cannot be an existing TAL director, and TAL agreed that Triton will have an opportunity to discuss and provide input on any potential candidate.

Furthermore, the Sponsor Shareholders Agreements provide that the Sponsor Shareholders are entitled to at least one committee seat on both the Nominating and Corporate Governance and Compensation Committees.

In evaluating this element in determining the accounting acquirer, the Holdco Board composition was considered to be slightly weighted toward TAL due to the right of TAL’s Nominating and Corporate Governance Committee to select the ninth director, even though that director will be an independent director and Triton will have the opportunity to provide input on any potential candidate.

This slight weighting toward TAL is offset by the Sponsor Shareholders’ entitlement to at least one seat on the Nominating and Corporate Governance and Compensation Committees. Therefore, in evaluating the overall governing body in determining the accounting acquirer, Holdco considered this element to be neutral.

Composition of the senior management of the combined entity

The acquirer usually is the combining entity whose former management dominates the combined entity.

The parties have agreed that senior management positions will be filled by members from Triton and TAL. The senior management positions identified at the time the

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 9

transaction was announced are the CEO from TAL, the President from Triton and the CFO from TAL.

As of the time of this filing, the parties have also identified a number of individuals who are expected to fill other senior management positions in the combined entity. Approximately 50% of these individuals are former senior managers of TAL, and approximately 50% of these individuals are former senior managers of Triton.

Management is evaluating all remaining positions in the organization in order to build a combined organization that considers each organization’s individual strengths. The CEO, President and CFO will be evaluating all areas within the organization together in a series of meetings to determine who will preside.

In evaluating this element in determining the accounting acquirer, Holdco considered this element to be indeterminable at this time.

The terms of the exchange of equity interests

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The equity ownership split between TAL and Triton shareholders was negotiated based on many factors, but the negotiation was largely focused on a combination of pre-tax and after-tax earnings and balance sheet leverage. While the determination of which entity paid a premium over the pre-combination fair value is subjective and difficult to determine given that Triton is not publicly traded, a review of these factors suggests that there was a premium given to TAL stockholders in the approximately 55%/45% split between Triton and TAL shareholders when factoring in the ability of TAL to pay up to $1.44 per share in dividends to its stockholders prior to closing without Triton having a corresponding right to make any distributions to its shareholders.

In addition to the factors described above, the investment community and research analysts tend to value TAL and its publicly-traded peers based on GAAP net income. TAL’s GAAP net income for the twelve months ended September 30, 2015 as a percentage of the new combined company would have been 41%. Since the two companies operate very similar businesses (which both TAL and Triton agreed during the negotiation of the equity ownership split would suggest that each company’s contribution to the combined company be valued at the same multiple) and TAL stockholders will receive approximately 45% of the shares in the combined entity, this analysis suggests that TAL stockholders received a premium.

In evaluating this element in determining the accounting acquirer, Holdco considered this element to support Triton as the acquirer.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 10

Relative Size

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues or earnings) is significantly larger than that of the other combining entity or entities, as specified in ASC 805-10-55-13.

In comparing the two companies, Triton has a larger percentage of the combined total assets, revenue and pre-tax income, among other metrics, as reflected in the table below:

Key Financial Metrics	12/31/2014		9/30/2015
(in 000's)	Triton	TAL	Triton	TAL
Leasing revenue	707.2	594.0	534.8	454.2
Adjusted pre-tax income (1)	167.0	167.0	107.2	76.2
Net income	149.5	124.0	98.3	74.9
Assets	4,905.2	4,275.0	4,796.9	4,423.9
Shareholders’ Equity	1,106.2	666.5	1,213.6	656.7
Units, in CEU	3.1	3.0	3.1	3.0

(1)         Adjusted pre-tax income is pre-tax income as reported less income attributable to noncontrolling interests, adjusted for unrealized gains and losses on interest rate swaps and the write-off of deferred financing costs.

Based on an analysis of the key financial metrics reflected above, Triton is significantly larger than TAL. Accordingly, the relative size of Triton would favor Triton as the accounting acquirer.

Conclusion on key accounting acquirer criteria

Based on the information and facts as outlined above, after weighting the factors to be considered in identifying the acquirer in a business combination effected by exchanging equity interests as identified by ASC 805-10-55- 11 to 15, the key criteria support Triton as the accounting acquirer are as follows:

•	the relative voting rights for the majority of matters to be put to a shareholder vote supports Triton as the accounting acquirer;

•	the existence of a large minority interest in the combined entity supports Triton as the accounting acquirer;

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 11

•	the terms of the exchange of the equity interests in the combined entity supports Triton as the accounting acquirer;

•	Triton’s larger size relative to TAL supports Triton as the accounting acquirer;

•	the composition of the governing body after the business combination is neutral overall; and

•	the composition of senior management after the business combination is undetermined at this time.

Accordingly, Holdco has concluded that Triton should be considered the accounting acquirer in applying the provisions of ASC 805, Business Combinations.

Note 3 – Preliminary Merger Consideration, page 68

11.	With reference to ASC 605-30-30-7, please address the appropriateness of measuring the preliminary fair value of the merger consideration paid to TAL based on the TAL’s estimated market value.

Response:

In response to the Staff’s comment, Note 3 on pages 69 and 70 of Amendment No. 1 has been revised.

Holdco respectfully advises the Staff that, since the time of the initial filing of the Form S-4, TAL’s share price has decreased and, as of January 22, 2016, closed at approximately $12 per share. In light of these recent changes to TAL’s stock price, Holdco has revised the purchase accounting adjustments contained in the pro forma combined financial statements beginning on page 64 of Amendment No. 1 and revised the value of the preliminary merger consideration purchase price paid to approximately $399.1 million.

Holdco has also revised certain of the estimates used in calculating the fair value of TAL’s leasing equipment and lease intangible asset to reflect recent declines in both new equipment prices and corresponding lease rates that have occurred since the initial filing of the Form S-4.

Note 5 – Notes to Unaudited Pro Forma Combined Balance Sheet, page 69

12.	Please expand footnote (b) to better explain how you calculated the adjustments to the estimate the fair value of the TAL’s leasing equipment, including disclosing the economic useful life and the remaining estimated remaining useful lives by each asset group. Also identify the asset groupings.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 12

Response:

In response to the Staff’s comment, Note 5(b) to the Unaudited Pro Forma Combined Financial Statements on pages 71 and 72 of Amendment No. 1 has been expanded.

13.	Please expand footnote (g) to provide additional information regarding the material underlying assumptions of this adjustment.

Response:

In response to the Staff’s comment, Note 5(g) to the Unaudited Pro Forma Combined Financial Statements on pages 72 and 73 of Amendment No. 1 has been expanded.

14.	Please expand Note (c) to address how you computed the depreciation expense. Clarify if this adjustment includes any changes to the underlying useful lives or residual values of the leasing equipment. In addition, please specifically address how you determined the residual value of the leased equipment in light of continued decrease in the cost of new containers.

Response:

In response to the Staff’s comment, Note 6(c) to the Unaudited Pro Forma Combined Financial Statements on page 74 of Amendment No. 1 has been expanded.

15.	Please expand Note (e) to explain the underlying assumptions related to the interest expense adjustments.

Response:

In response to the Staff’s comment, Note 6(e) to the Unaudited Pro Forma Combined Financial Statements on page 74 of Amendment No. 1 has been expanded.

The Mergers, page 80
Background of the Mergers, page 80

16.	Please revise your disclosure in this section to expand upon the discussions the TAL board and management had when comparing the proposed Triton and Party C transactions. For example, we note that the TAL board and management indicated that:

•	the Party C transaction was highly dilutive; however, the Triton transaction decreases TAL’s current stockholder ownership by 55%;
•	Party C’s premium was not high enough; however, there is no indication that the Triton transaction offered a premium; and

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 13

•	The Triton transaction “would be both the most feasible transaction and the most beneficial for TAL stockholders.”

Additionally, please expand upon the discussion by the TAL Board, TAL management, and BofA Merrill Lynch on July 21, 2015 that compared these two transactions.

Response:

In response to the Staff’s comment, the disclosure on pages 87-95 of Amendment No. 1 has been expanded.

17.	Please include TAL Board’s discussion of the following aspects of the transaction:

•	the ability of Warburg Pincus and Vestar to select two and one, respectively, board members; and
•	Warburg Pincus will control 42% of the combined company’s equity.

Response:

In response to the Staff’s comment, the disclosure on page 87 of Amendment No. 1 has been expanded.

TAL’S Reasons for the Mergers, page 95

18.	Please expand upon why the regions and product lines of TAL and Triton are complementary.

Response:

In response to the Staff’s comment, the disclosure on page 98 of Amendment No. 1 has been expanded.

19.	Please elaborate on the nature of the cost synergies you expect to achieve. Additionally, please disclose why you think you will be able to fully implement these synergies by the end of 2016.

Response:

In response to the Staff’s comment, the disclosure on page 96 of Amendment No. 1 has been expanded.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 14

Summary of Material Financial Analyses of Triton, page 101
Selected Publicly Traded Companies Analysis, page 101

20.	Please disclose the criteria used in selecting Textainer, CAI, and TAL as comparables and disclose whether any companies meeting this criteria were excluded and the reasons for doing so. Additionally, please discuss why BofA Merill Lynch considered TAL and Textainer as the “core” selected publicly traded companies.

Response:

In response to the Staff’s comment, the disclosure on pages 104 and 105 of Amendment No. 1 has been expanded.

21.	We note your disclosure on page 103 that “analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Triton was compared.” Please disclose the primary considerations and judgments you made when comparing these companies to Triton. This comment also applies to the corresponding section related to the TAL analysis on page 104.

Response:

In response to the Staff’s comment, the disclosure on pages 103 and 104 of Amendment No. 1 has been expanded.

Miscellaneous, page 106

22.	Please revise your disclosure on pages 107 and 108 to provide a complete quantitative description of the fees received by BofA Merrill Lynch for services provide to TAL, Triton, Warburg Pincus, and Vestar, and their affiliates, in the past two years.

Response:

In response to the Staff’s comment, the disclosure on pages 109 and 110 of Amendment No. 1 has been revised.

Prospective Financial Information, page 108

23.	We note that in October 2015, TAL updated the 2015 forecast to reflect actual results from the third quarter of 2015 and expectations for the fourth quarter of 2015. Please disclose whether Triton prepared any updated information.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 15

Response:

Holdco respectfully advises the Staff that, while Triton updated its internal 2015 forecasts following the end of the third quarter of 2015 to reflect actual results from the third quarter of 2015 and expectations for the fourth quarter of 2015, these updated projections were not shared with TAL, the TAL Board of Directors or BofA Merrill Lynch prior to the execution of the transaction agreement. In response to the Staff’s comment, Holdco has revised its disclosure on page 112 of Amendment No. 1.

The Holdco Board of Directors and Management After the Mergers, page 116

24.	Please file consents for any person who has not signed the registration statement and is named as about to become a director. Please see Rule 438 of the Securities Act of 1933.

Response:

In response to the Staff’s comment, Holdco has filed the consents of Brian M. Sondey, Simon R. Vernon, Robert W. Alspaugh, Malcom P. Baker, Claude Germain, and Kenneth Hanau as Exhibits 99.3-99.8 to Amendment No. 1 in accordance with Rule 438 of the Securities Act of 1933.

The Transaction Agreement, page 127
Explanatory Note, page 127

25.	We note your disclosure that “information concerning the subject matter of the representations and warranties... may have changed since the date of the transaction agreement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Response:

Holdco acknowledges the Staff’s comment and its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Triton, page 157
General

26.	We note your disclosures in Note 1 of your financial statements that you operate and manage your fleet for your own account and on behalf of container owners. Please expand your tabular disclosure on page 159, related to the size of your fleet, to separately identify the units you own and the units you manage.

Response:

Holdco acknowledges the Staff’s comment and respectfully advises the Staff that Triton does not manage containers other than those owned by the container owning subsidiaries that are presented in the table on page 163 of Amendment No. 1. Holdco further respectfully advises the Staff that Triton is the manager for each of the container owning subsidiaries and owns either a 100% interest or a controlling interest in each of the container owning subsidiaries. Triton’s consolidated financial results include all of the assets and liabilities for both Triton and the container owning subsidiaries. As a result, the tabular disclosure on page 163 of Amendment No. 1 accounts for 100% of the assets owned by Triton and the container owning subsidiaries. In response to the Staff’s comment, Holdco has revised its disclosure on page 162 of Amendment No. 1 to make clear that the containers are owned by Triton and its container owning subsidiaries.

Operations, page 158
Operating Performance, page 158
Per diem rates, page 160

27.	Expand your disclosure to discuss average per diem rates for your dry van, refrigerated, and specialized units.

Response:

In response to the Staff’s comment, the disclosure relating to average per diem rates on page 165 of Amendment No. 1 has been expanded to specifically discuss average per diem rates for dry van, refrigerated and specialized units.

Liquidity and Capital Resources, page 171

28.	We note your disclosure on page 27 that one of the potential benefits of the TAL merger identified by TAL’s Board of Directors will result from Holdco’s plans to implement an annual dividend of $1.80 per share and share repurchases of up to $250 million following the consummation of the mergers. Please address the potential liquidity implications of these plans.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 17

Response:

In response to the Staff’s comment, the disclosure on page 179 of Amendment No. 1 has been expanded.

Critical Accounting Policies, page 175
Container rental equipment, page 176

29.	We note that the range of residual values for your dry, specialized, and refrigerated containers is material. Please tell us what consideration you have given to providing disaggregated information for these containers, such as by size (20ft, 40ft, etc.) so that more precise residual values can be disclosed.

Response:

In response to the Staff’s comment, expanded disclosure and an additional table have been included on page 182 of Amendment No. 1.

Valuation of long-lived assets – container rental equipment, page 177

30.	Please disclose how you group your container rental equipment for impairment testing.

Response:

In response to the Staff’s comment, the disclosure in the section entitled “Valuation of long-lived assets – container rental equipment” on pages 182 and 183 of Amendment No. 1 has been revised.

Certain Beneficial Owners of TAL Common Stock, page 185

31.	Please include the information required by Item 6 of Schedule 14A, regarding voting securities and principal holders thereof, for Triton. Refer to Item 18(a)(5)(ii) of Form S4.

Response:

In response to the Staff’s comment, Holdco has included the information required by Item 6 of Schedule 14A regarding voting securities and principal holders thereof for Triton beginning on page 192 of Amendment No. 1.

Consolidated Financial Statements for Fiscal Year Ended December 31, 2014 Independent Auditor’s Report, page F-1

32.	Based on the current accounting treatment of the mergers, Triton will be considered the acquirer of TAL. Therefore, Triton also appears to be the

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 18

predecessor of Triton International Limited. As such, please have your independent auditor´s revise their report to make reference to PCAOB standards, or explain to us why no revision is necessary.

Response:

In response to the Staff’s comment, the report has been revised to make reference to PCAOB standards on page F-2 of Amendment No. 1.

Consolidated Statements of Income, page F-4

33.	Please provide the appropriate earnings per share information on the face of your income statement as well as the other disclosure requirements of ASC 260. Refer to ASC 260-10-15-2. Address this comment in your interim financial statements as well.

Response:

In response to the Staff’s comment, the historical earnings per share information and other required disclosures for Triton have been added to the face of the income statements on pages F-4 and F-37 and Note 1 to Triton’s Consolidated Financial Statements on page F-14, as well as to the selected financial data on pages 27 and 166 of Amendment No. 1.

Note 1- Business and Summary of Significant Accounting Policies, page F-8 (c) Principles of Consolidation, page F-8

34.	With reference to the appropriate authoritative literature, please tell us and disclose how you determined that you have a controlling interest in TCI as well as the nature of such controlling interest. Specifically address if this entity is a variable interest entity, and if so, please address all of the disclosure requirements of ASC 810-10-50-2AA.

Response:

Holdco respectfully advises the Staff that reference has been made to FASB Accounting Standards Codification (ASC) Subtopic 810-10, Consolidation – Overall, which provides consolidation guidance for entities evaluated as “variable interest entities” or “VIEs”. Based on the criteria set forth in ASC paragraph 810-10-15-14, Triton has determined that (i) the total equity investment at risk of TCI (as described below) is sufficient to permit the entity to finance its activities without additional subordinated financial support, (ii) the investors in TCI do not lack the characteristics of a controlling financial interest, (iii) the voting rights of the investors in TCI are not disproportional, and (iv) substantially all of TCI’s activities are not conducted on

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 19

behalf of an investor that has disproportionately few voting rights. As a result, Holdco respectfully advises the Staff that Triton does not consider TCI to be a VIE.

In furtherance of Triton’s control analysis with respect to TCI, Holdco respectfully advises the Staff as follows:

In accordance with TCI’s limited liability company operating agreement (the “Operating Agreement”), TCI is managed by Triton. Subject to the limitations set forth in the Operating Agreement, Triton has full and complete charge of all affairs of TCI, and management and control of TCI’s business resides exclusively with Triton. Subject to the limitations set forth in the Operating Agreement, Triton has the rights, powers and authority to obligate and bind TCI to take actions as Triton deems necessary. In addition to being the manager of TCI, Triton has contributed more than 50% of the original Member’s Capital to TCI.

Holdco further respectfully advises the Staff that Triton performed an analysis in accordance with the requirements of ASC Subtopic 810-20, Consolidation – Control of Partnerships and Similar Entities. Based on the analysis of ASC paragraph 810-20-25-1 through ASC paragraph 810-20-25-7, Triton concluded that it is presumed to control TCI and should consolidate the entity, as other members of TCI do not have the substantive ability to dissolve (liquidate) TCI or otherwise remove Triton as manager without cause and do not have substantive participating rights.

In response to the Staff’s comment, Triton has also expanded Note 1(c) to Triton’s Consolidated Financial Statements on pages F-8 and F-9 of Amendment No.1.

35.	Please clarify the nature of your ownership interest in Triton Container Investments LLC (TCCI) and Amphitrite-II, and disclose your consolidation policy for these entities. Refer to ASC 810-10-50-1 and 2AA.

Response:

Holdco acknowledges the Staff’s comment, and believes that by “TCCI” the Staff is referring to Triton Container Capital Investments LLC. Holdco respectfully advises the Staff that TCCI and Amphitrite-II are both wholly owned subsidiaries of Triton and are fully consolidated into Triton’s financial results.

In response to the Staff’s comment, Triton has also revised Note 1(c) to Triton’s Consolidated Financial Statements on pages F-8 and F-9 of Amendment No. 1.

36.	Please disclose the terms of the Operating Agreement. To the extent that the formula contained in the operating agreement can result in disproportionate allocations to the noncontrolling interest, please clarify. To the extent necessary, expand your Management’s Discussion and Analysis to provide a discussion of

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 20

this formula when discussing changes in non-controlling interests from period to period.

Response:

Holdco respectfully advises the Staff that Triton Container Investments LLC (“TCI”, formerly Trimont Leasing Partners, a general partnership) was formed by Triton in 1993 as a tax advantaged equity formation entity to fund the growth of the Triton container fleet. During the period from 1993 to 2003, Triton and four investors (collectively, the “members”) made cash capital contributions (equity) of $603.3 million into TCI to fund, with additional related debt proceeds, ten annual tranches of container acquisitions totaling $1.9 billion of containers that were, and (as to units remaining extant) still are, managed by Triton as part of its container fleet. Additionally, in 2005, Triton contributed a group of Triton fleet containers to TCI as an eleventh tranche. With regard to the ten multiple member tranches, Triton contributed not less than 50% of the equity capital contributed to each.

Holdco further respectfully advises the Staff that Triton believes the four investor members (the non-controlling interest or “NCI” investors) invested in the TCI tranches for the cash-on-cash returns projected to be realized over each tranche’s anticipated life and certain tax benefits of container ownership. The return of, and the economic return on, each NCI investor’s investment has been, and in the future is expected to be, based primarily on disposition proceeds realized as each tranche’s containers are sold at the end of their fleet life, and secondarily as a function of leasing income attributable to such tranche’s containers. As detailed further in Note 2 to Triton’s Consolidated Financial Statements on page F-16, the economic interests of the NCI investors in TCI differ from the economic interests of TCIL in TCI (except in 3 tranches in which TCIL maintains both its customary interest and a portion of the NCI investors’ form of interest).

The returns of the NCI investors (and the returns of TCIL with respect to the NCI investor interests it owns in 3 tranches) are, on a tranche by tranche basis, proportional to the respective capital contributions made by the NCI investors to such tranche.

In response to the Staff’s comment, the disclosure in Note 2 to Triton’s Consolidated Financial Statements on page F-16 of Amendment No. 1 has been revised, and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Triton on pages 170, 173 and 176 of Amendment No. 1 has also been expanded.

37.	We note that the equity method of accounting is applied when you do not have a controlling interest in an entity by exerting significant influence. Please tell us

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 21

the nature of your interest in these entities and how you determined you did not have a controlling interest.

Response:

Holdco respectfully advises the Staff that Triton maintains a voting ownership interest in a joint venture with a single corporate partner.  Triton’s investment in the joint venture is 50% and the governance provisions of the joint venture agreement have been structured such that all resolutions must be unanimous to become effective.  Triton’s joint venture partner is responsible for the day to day operations of the business and is therefore the controlling interest pursuant to ASC 810. Due to Triton’s 50% ownership interest in the joint venture and Triton’s contractual veto right over all resolutions, Triton exerts significant influence, but not a controlling interest, over the joint venture in accordance with ASC 323 and therefore Triton believes that the joint venture is therefore appropriately accounted for using the equity method of accounting.

(k) Allocation (Pooling) of Container Rental Revenue and Direct Container Expense, page F-11

38.	Please explain the implication of this accounting policy as it relates to your consolidated financial statements. Specifically address the accounting implications of allocating balance sheet items such as cash, receivables, and payables related to container owners reflected as non-controlling interests. Address this comment as it relates to your disclosure in Note 2 as well.

Response:

Holdco acknowledges the Staff’s comment and respectfully advises the Staff that, as disclosed in Notes 1(a) and 1(c) to Triton’s Consolidated Financial Statements, all of the “container owners” are wholly-owned subsidiaries of Triton, with the exception of TCI (in which Triton has a controlling interest). Each of the container owners and TCI are therefore consolidated.  Because these entities are all consolidated, the pooling of container rental revenue and direct expenses, and the allocation of the related cash, accounts receivables and payables to the consolidated container owning subsidiaries, has no impact on the consolidated financial statements of Triton as 100% of all balances are presented on the consolidated balance sheet and income statement of Triton.  Holdco respectfully advises the Staff that the allocation methodology does impact Triton’s non-controlling interest balances.

In addition, Holdco respectfully advises the Staff that one of Triton’s consolidated subsidiaries, TCI, has non-controlling interests.  In accordance with ASC 810, the non-controlling interest in the consolidated net assets and consolidated earnings of Trion is shown separately as a single line item on the consolidated balance sheets, statements of equity, statements of income and statements of comprehensive income.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 22

Cash flows to and from non-controlling interests are shown as financing activities on the consolidated statements of cash flows.  The amounts attributed to non-controlling interests include a portion of the revenue and expenses of the pooled (i.e., aggregated) fleet and the related net assets.

Note 9 – Debt, page F-18

39.	You disclose that notwithstanding the inclusion of the accounts of the container owners in these consolidated financial statements, the respective assets and credit (i.e., borrowing capacity) of the container owners are not available to directly satisfy the debts of TCIL or any other person. Please quantify those assets and liabilities. Refer to ASC 810-10-2AA.

Response:

In response to the Staff’s comment, the disclosure on page F-19 of Amendment No. 1 has been expanded.

Note 18- Segment Reporting, page F-33

40.	Please expand your disclosure to provide the entity wide information required by ASC 280-10-50-40 and 10-50-41(a), or tell us why you believe this guidance does not apply to you.

Response:

In response to the Staff’s comment, the disclosure on page F-34 of Amendment No. 1 has been expanded.

Exhibit 5.1 – Legal Opinion

41.	Please revise to consent to being named in the registration statement.

Response:

In response to the Staff’s comment, Exhibit 5.1 has been revised and is being re-filed with Amendment No. 1.

Exhibit 99.2 – Form of TAL Proxy Card

42.	Please ensure that the proxy card is marked is “preliminary” until the time that you file a definitive proxy statement. Refer to Rule 14a-6(b) of the Securities Exchange Act.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
February 5, 2016, p. 23

Response:

In response to the Staff’s comment, Exhibit 99.2 has been revised and is being re-filed with Amendment No. 1.

*               *               *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Christopher E. Austin at (212) 225-2000.

Sincerely,

/s/ Neil R. Markel
Neil R. Markel

cc:	Ian R. Schwartz

General Counsel, Triton Container International Limited

Marc Pearlin

Vice President, General Counsel and Secretary, TAL International Group, Inc.

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Paul T. Schnell, Esq.

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP